Press Release

November 7, 2002

82-4176

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

82-4176

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g
4.1 g/t
2.7 g/t

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	**Grab samples**	**1.93 2.92 2.96 2.03**	**0.21 2.10 1.50 0.11**	**0.06 0.10 0.09 0.07**	**0.65 1.24 1.08 0.66**	
Pistolaté 2	**Channel sample**	**1.84**	**0.05**	**-**	**0.50**	**1.5**
Pistolaté 3	**Channel sample**	**1.55**	**0.08**	**0.05**	**0.32**	**0.7**
Pistolaté 4	**Channel sample**	**2.88**	**0.11**	**0.11**	**0.72**	**0.5**
Pistolaté 5	**Channel sample**	**0.89 incl. 1.41**	**0.37 0.74**	**- 0.07**	**0.28 0.49**	**3.1 1.5**
Pistolaté 6	**Channel sample**	**1.71**	**0.11**	**-**	**0.42**	**0.45**
Pistolaté 7	**Grab sample**	**2.01**	**0.11**	**0.08**	**0.6**	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

dlw 1/13

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 7, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	Grab samples	1.93 2.92 2.96 2.03	0.21 2.10 1.50 0.11	0.06 0.10 0.09 0.07	0.65 1.24 1.08 0.66	
Pistolaté 2	Channel sample	1.84	0.05	-	0.50	1.5
Pistolaté 3	Channel sample	1.55	0.08	0.05	0.32	0.7
Pistolaté 4	Channel sample	2.88	0.11	0.11	0.72	0.5
Pistolaté 5	Channel sample	0.89 incl. 1.41	0.37 0.74	- 0.07	0.28 0.49	3.1 1.5
Pistolaté 6	Channel sample	1.71	0.11	-	0.42	0.45
Pistolaté 7	Grab sample	2.01	0.11	0.08	0.6	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** *is open in all directions and lies at the south-western tip of a 600 meter long airborne* EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 7, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	Grab samples	1.93 2.92 2.96 2.03	0.21 2.10 1.50 0.11	0.06 0.10 0.09 0.07	0.65 1.24 1.08 0.66	
Pistolaté 2	Channel sample	1.84	0.05	-	0.50	1.5
Pistolaté 3	Channel sample	1.55	0.08	0.05	0.32	0.7
Pistolaté 4	Channel sample	2.88	0.11	0.11	0.72	0.5
Pistolaté 5	Channel sample	0.89 incl. 1.41	0.37 0.74	- 0.07	0.28 0.49	3.1 1.5
Pistolaté 6	Channel sample	1.71	0.11	-	0.42	0.45
Pistolaté 7	Grab sample	2.01	0.11	0.08	0.6	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 7, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	Grab samples	1.93	0.21	0.06	0.65	
		2.92	2.10	0.10	1.24	
		2.96	1.50	0.09	1.08	
		2.03	0.11	0.07	0.66	
Pistolaté 2	Channel sample	1.84	0.05	-	0.50	1.5
Pistolaté 3	Channel sample	1.55	0.08	0.05	0.32	0.7
Pistolaté 4	Channel sample	2.88	0.11	0.11	0.72	0.5
Pistolaté 5	Channel sample	0.89	0.37	-	0.28	3.1
		incl. 1.41	0.74	0.07	0.49	1.5
Pistolaté 6	Channel sample	1.71	0.11	-	0.42	0.45
Pistolaté 7	Grab sample	2.01	0.11	0.08	0.6	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 7, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	Grab samples	1.93	0.21	0.06	0.65	
		2.92	2.10	0.10	1.24	
		2.96	1.50	0.09	1.08	
		2.03	0.11	0.07	0.66	
Pistolaté 2	Channel sample	1.84	0.05	-	0.50	1.5
Pistolaté 3	Channel sample	1.55	0.08	0.05	0.32	0.7
Pistolaté 4	Channel sample	2.88	0.11	0.11	0.72	0.5
Pistolaté 5	Channel sample	0.89	0.37	-	0.28	3.1
		incl. 1.41	0.74	0.07	0.49	1.5
Pistolaté 6	Channel sample	1.71	0.11	-	0.42	0.45
Pistolaté 7	Grab sample	2.01	0.11	0.08	0.6	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 7, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	Grab samples	1.93 2.92 2.96 2.03	0.21 2.10 1.50 0.11	0.06 0.10 0.09 0.07	0.65 1.24 1.08 0.66	
Pistolaté 2	Channel sample	1.84	0.05	-	0.50	1.5
Pistolaté 3	Channel sample	1.55	0.08	0.05	0.32	0.7
Pistolaté 4	Channel sample	2.88	0.11	0.11	0.72	0.5
Pistolaté 5	Channel sample	0.89 incl. 1.41	0.37 0.74	- 0.07	0.28 0.49	3.1 1.5
Pistolaté 6	Channel sample	1.71	0.11	-	0.42	0.45
Pistolaté 7	Grab sample	2.01	0.11	0.08	0.6	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 7, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

GAYOT
RESULTS FROM SUMMER 2002 FIELD PROGRAM

Virginia Gold Mines Inc. ("Virginia") wishes to announce the results from the summer 2002 field program carried out on the Gayot project, north of the Caniapiscau Reservoir, Province of Quebec. BHP Billiton has an option to earn a 50% interest in the Gayot project by spending CAD$4.5 million before November 1st, 2003.

This program, consisting mainly of regional reconnaissance and geological mapping, has led to the discovery of **two new Ni-Cu-Pd-Pt mineralized zones** located in the extension of the fertile Gayot ultramafic belt, **a further 7 km to the NNE of the main grid area.**

Two ultramafic sequences have been outlined in this new prospective area. The northernmost sequence consists of up to four thin flows (10 to 20 m thick each) overlain by a thicker (up to 75 m) upper flow. Weak sulfide disseminations occur in the two lowermost thin flows but **a much better mineralized zone of disseminated to net-textured sulphides (up to 20%) is developed over a thickness of 0.5 to 3 meters at the basal contact of the third flow.** Mineralization has been exposed in seven small trenches blasted on this contact over a 200 m strike length. The sampling results are as follows:

TRENCH	SAMPLE TYPE	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Length (meters)
Pistolaté 1	Grab samples	1.93 2.92 2.96 2.03	0.21 2.10 1.50 0.11	0.06 0.10 0.09 0.07	0.65 1.24 1.08 0.66	
Pistolaté 2	Channel sample	1.84	0.05	-	0.50	1.5
Pistolaté 3	Channel sample	1.55	0.08	0.05	0.32	0.7
Pistolaté 4	Channel sample	2.88	0.11	0.11	0.72	0.5
Pistolaté 5	Channel sample	0.89 incl. 1.41	0.37 0.74	- 0.07	0.28 0.49	3.1 1.5
Pistolaté 6	Channel sample	1.71	0.11	-	0.42	0.45
Pistolaté 7	Grab sample	2.01	0.11	0.08	0.6	

The basal contact hosting the **Pistolaté showings** is open in all directions and this favourable ultramafic sequence is traced out laterally for more than 2 km in a general EW to ESE direction.

...2

Another mineralized ultramafic flow has been found 2.5 km to the SW of **Pistolaté**. The **Malorie showing** consists of two small outcrops located 60 meters apart and completely mineralized with disseminated to net-textured sulphides, with some centimetre-scale shoots of massive sulphides. Five grab samples from these outcrops have returned the following results:

SAMPLE #	Ni (%)	Cu (%)	Co (%)	Pt+Pd (g/t)	Sulfides (%)
112841	1.19	0.04	-	0.39	15
112842	0.71	0.03	-	0.24	5
112843	7.46	0.06	0.30	1.82	80
112844	2.62	0.06	0.07	0.82	20
112845	2.15	0.22	0.05	0.77	20

The **Malorie showing** is open in all directions and lies at the south-western tip of a 600 meter long airborne EM conductor also associated with a positive airborne magnetic anomaly extending for more than one kilometre in a ENE direction.

These two new discoveries prove once again the excellent potential of the Gayot ultramafic belt, where significant Ni-Cu-Co-PGE sulfide showings are spread over a distance of more than 20 km. **Virginia** and **BHP Billiton** intend to actively pursue the evaluation of the Gayot property. A new work program with a proposed budget of $1M Cdn is scheduled for winter of 2003 and will include airborne and ground geophysical surveys and a diamond drilling program to test every significantly mineralized zone and geophysical anomaly.

Work has been completed by the personnel of **Virginia Gold Mines**, under the supervision of Paul Archer, vice-president exploration and QP of the company, which he joined in 1996. All samples have been analyzed by multiacid extraction and atomic absorption at the certified laboratory of Chimitec Bondar Clegg, in Val d'Or, Province of Québec.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Project Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

82-4176

VIRGINIA

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company *in Quebec*

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut) 9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

PROJET POSTE LEMOYNE PROJECT

SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW

Vue vers le nord / Looking north



N 280°
N 100°
Surface
Tranchée / Trench
L 27
L 28
L 29
11.53 g/t / 3m
9.90 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
6.60 g/t / 8m
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
0.94 g/t / 8.05m
5.69 g/t / 4.5m
2.5 g/t / 2m
50m
PLE02-35
N.S.V.
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
0.75 g/t / 10.4m
1.45 g/t / 13.0m
1.49 g/t / 3m
1.29 g/t / 6.0m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
100m
PLE02-37
3.99 g/t / 1.0m
Pegmatite
N.S.V.
PLE02-34
1.14 g/t / 5.0m
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
150m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
N.S.V.
Aucune valeur significative /
No significant value
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result
C
Coupé / cut
NC
Non coupé / uncut
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0.42 g/t / 4.0m
200m
0
25
50
Mètres / meters

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters**. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth		Length intersected [1] (m)	Assay (g Au/t)
		From (m)	To (m)		
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	7.4	**4.4**
30	LGS02-197 (L23+60E/1+25N)	**127.2**	**131.8**	**4.6**	**8.7**
		Including : 131.0	**131.8**	**0.8**	**63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

[1] Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length intersected (1)	g Au/t	% Cu
		From (m)	To (m)	(m)		
LGS02-195	**ZONE 30**	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	**ZONE 30**	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	**ZONE 30**	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl.				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	**ZONE 32**	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	**ZONE 30**	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu.
Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.


N
W
E
S
Radisson
Centrale
Robert Bourassa
Centrale
La Grande 3
Réservoir Robert Bourassa
Vers Chisasibi
Route de la Baie James
Zone 32
Projet
La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire
de La Grande Sud
Matagami
544km
Localisation du projet
0 5 10 km


N
W
E
S
Réservoir Robert Bourassa
Roches plutoniques
(Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud
(Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Zone 30
Tonalite
La Grande Sud
Route trans-Taïga
Zone 32
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km


Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
-200m
-400m
LGS02-198
4.4/7.4m
LGS98-158
3.2/5.0m
Ressources minérales inférées
avec teneur de coupure
minimum de 1g/t Au
(comm. Presse du 11 mars 1999)
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32
0 50 100 m

Cambior Inc / Mines d'Or Virginia Inc..

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut)** **9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

PROJET POSTE LEMOYNE PROJECT

SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW

Vue vers le nord / Looking north



11.53 g/t / 3m
Tranchée / Trench
L 27
9.90 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
6.60 g/t / 8m
L 28
L 29
N 280°
N 100°
Surface
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
50m
100m
150m
200m
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
0.94 g/t / 8.05m
5.69 g/t / 4.5m
2.5 g/t / 2m
PLE02-35
N.S.V.
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
0.75 g/t / 10.4m
1.45 g/t / 13.0m
1.49 g/t / 3m
1.29 g/t / 6.0m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
Pegmatite
PLE02-37
3.99 g/t / 1.0m
PLE02-34
1.14 g/t / 5.0m
N.S.V.
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
N.S.V.
Aucune valeur significative /
No significant value
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result
C
Coupé / cut
NC
Non coupé / uncut
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0.42 g/t / 4.0m
0
25
50
Mètres / meters

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters**. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth		Length intersected [(1)] (m)	Assay (g Au/t)
		From (m)	To (m)		
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	7.4	4.4
30	LGS02-197 (L23+60E/1+25N)	**127.2** **Including :** **131.0**	**131.8** **131.8**	**4.6** **0.8**	**8.7** **63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

(1) Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length intersected [1]	g Au/t	% Cu
		From (m)	To (m)	(m)		
LGS02-195	**ZONE 30**	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	**ZONE 30**	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	**ZONE 30**	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl.				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	**ZONE 32**	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	**ZONE 30**	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu.
Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.


N
W
E
S
Centrale
La Grande 3
Centrale
Robert Bourassa
Radisson
Réservoir Robert Bourassa
Vers Chisasibi
Route de la Baie James
Zone 32
Projet
La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire
de La Grande Sud
Matagami
544km
Localisation du projet
0 5 10 km


N
W
E
S
Réservoir Robert Bourassa
Roches plutoniques
(Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud
(Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Tonalite
La Grande Sud
Zone 30
Route trans-Taïga
Zone 32
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km


0ELEV.
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
-200m
LGS02-198
4.4/7.4m
-400m
Ressources minérales inférées
avec teneur de coupure
minimum de 1g/t Au
(comm. Presse du 11 mars 1999)
LGS98-158
3.2/5.0m
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32
800E
1000E
1200E
1400E
0 50 100 m

Cambior Inc / Mines d'Or Virginia Inc..

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut)** **9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

PROJET POSTE LEMOYNE PROJECT

SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW

Vue vers le nord / Looking north



11.53 g/t / 3m
Tranchée / Trench
L 27
9.90 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
6.60 g/t / 8m
L 28
L 29
N 280°
N 100°
Surface
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
0.94 g/t / 8.05m
5.69 g/t / 4.5m
50m
2.5 g/t / 2m
PLE02-35
N.S.V.
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
0.75 g/t / 10.4m
1.45 g/t / 13.0m
1.49 g/t / 3m
1.29 g/t / 6.0m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
100m
Pegmatite
PLE02-37
3.99 g/t / 1.0m
N.S.V.
PLE02-34
1.14 g/t / 5.0m
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
150m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0.42 g/t / 4.0m
200m
0
25
50
Mètres / meters
N.S.V.
Aucune valeur significative /
No significant value
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result
C
Coupé / cut
NC
Non coupé / uncut

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters**. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth		Length intersected [1] (m)	Assay (g Au/t)
		From (m)	To (m)		
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	7.4	4.4
30	LGS02-197 (L23+60E/1+25N)	**127.2**	**131.8**	**4.6**	**8.7**
		Including : 131.0	**131.8**	**0.8**	**63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

[1] Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length Intersected (1) (m)	g Au/t	% Cu
		From (m)	To (m)			
LGS02-195	**ZONE 30**	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	**ZONE 30**	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	**ZONE 30**	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl.				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	**ZONE 32**	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	**ZONE 30**	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu.
Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.


Centrale
La Grande 3
Centrale
Robert Bourassa
Radisson
Réservoir Robert Bourassa
Vers Chisasibi
Route de la Baie James
Zone 32
Projet
La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire
de La Grande Sud
Matagami
544km
Localisation du projet
0 5 10 km
Réservoir Robert Bourassa
Roches plutoniques
(Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud
(Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Zone 30
Tonalite
La Grande Sud
Route trans-Taïga
Zone 32
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
-200m
LGS02-198
4.4/7.4m
-400m
Ressources minérales inférées
avec teneur de coupure
minimum de 1g/t Au
(comm. Presse du 11 mars 1999)
LGS98-158
3.2/5.0m
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32

Cambior Inc / Mines d'Or Virginia Inc..

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut)** **9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

PROJET POSTE LEMOYNE PROJECT

SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW

Vue vers le nord / Looking north



11.53 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
9.90 g/t / 3m
6.60 g/t / 8m
N 280°
Tranchée / Trench
L 27
L 28
L 29
N 100°
Surface
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
0.94 g/t / 8.05m
5.69 g/t / 4.5m
2.5 g/t / 2m
50m
PLE02-35
N.S.V.
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
0.75 g/t / 10.4m
1.45 g/t / 13.0m
1.49 g/t / 3m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
1.29 g/t / 6.0m
100m
Pegmatite
PLE02-37
3.99 g/t / 1.0m
N.S.V.
PLE02-34
1.14 g/t / 5.0m
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
150m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
N.S.V.
Aucune valeur significative /
No significant value
Résultat déjà publié /
Previously released result
Nouveau résultat /
New result
C
Coupé / cut
NC
Non coupé / uncut
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0:42 g/t / 4.0m
200m
0
25
50
Mètres / meters

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters**. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth		Length intersected [1] (m)	Assay (g Au/t)
		From (m)	To (m)		
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	**7.4**	**4.4**
30	LGS02-197 (L23+60E/1+25N)	**127.2**	**131.8**	**4.6**	**8.7**
		Including : 131.0	**131.8**	**0.8**	**63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

[1] Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length intersected (1)	g Au/t	% Cu
		From (m)	To (m)	(m)		
LGS02-195	ZONE 30	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	ZONE 30	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	ZONE 30	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl.				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	ZONE 32	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	ZONE 30	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu.
Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.


Centrale La Grande 3
Radisson
Centrale Robert Bourassa
Réservoir Robert Bourassa
Vers Chisasibi
Route de la Baie James
Zone 32
Projet La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire de La Grande Sud
Matagami 544km
Localisation du projet
0 5 10 km
Réservoir Robert Bourassa
Roches plutoniques (Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud (Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Tonalite La Grande Sud
Zone 30
Route trans-Taïga
Zone 32
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
-200m
LGS02-198
4.4/7.4m
-400m
Ressources minérales inférées
avec teneur de coupure
minimum de 1g/t Au
(comm. Presse du 11 mars 1999)
LGS98-158
3.2/5.0m
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32

Cambior Inc / Mines d'Or Virginia Inc..

VIRGINIA

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut)** **9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.



PROJET POSTE LEMOYNE PROJECT
SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW
Vue vers le nord / Looking north
N 280°
N 100°
Tranchée / Trench
L 27
L 28
L 29
Surface
11.53 g/t / 3m
9.90 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
6.60 g/t / 8m
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
0.94 g/t / 8.05m
5.69 g/t / 4.5m
2.5 g/t / 2m
50m
PLE02-35
N.S.V.
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
1.45 g/t / 13.0m
0.75 g/t / 10.4m
1.49 g/t / 3m
1.29 g/t / 6.0m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
100m
Pegmatite
PLE02-37
3.99 g/t / 1.0m
N.S.V.
PLE02-34
1.14 g/t / 5.0m
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
150m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
N.S.V. Aucune valeur significative / No significant value
Résultat déjà publié / Previously released result
Nouveau résultat / New result
C Coupé / cut
NC Non coupé / uncut
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0.42 g/t / 4.0m
200m
0
25
50
Mètres / meters

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters.** Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth		Length intersected [1] (m)	Assay (g Au/t)
		From (m)	To (m)		
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	**7.4**	**4.4**
30	LGS02-197 (L23+60E/1+25N)	**127.2**	**131.8**	**4.6**	**8.7**
		Including : 131.0	**131.8**	**0.8**	**63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

(1) Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length intersected (1) (m)	g Au/t	% Cu
		From (m)	To (m)			
LGS02-195	**ZONE 30**	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	**ZONE 30**	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	**ZONE 30**	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl.				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	**ZONE 32**	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	**ZONE 30**	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu.
Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.


N
W
E
S
Radisson
Vers Chisasibi
Route de la Baie James
Centrale
Robert Bourassa
Réservoir Robert Bourassa
Centrale
La Grande 3
Zone 32
Projet
La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire
de La Grande Sud
Matagami
544km
Localisation du projet
0 5 10 km
Réservoir Robert Bourassa
Roches plutoniques
(Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud
(Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Tonalite
La Grande Sud
Zone 30
Zone 32
Route trans-Taïga
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
LGS02-198
4.4/7.4m
LGS98-158
3.2/5.0m
Ressources minérales inférées
avec teneur de coupure
minimum de 1g/t Au
(comm. Presse du 11 mars 1999)
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32
-200m
-400m
1000E
1200E
1400E

Cambior Inc / Mines d'Or Virginia Inc..

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut)** **9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

PROJET POSTE LEMOYNE PROJECT

SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW

Vue vers le nord / Looking north



N 280°
N 100°
Tranchée / Trench
Surface
L 27
L 28
L 29
11.53 g/t / 3m
9.90 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
6.60 g/t / 8m
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
50m
100m
150m
200m
0.94 g/t / 8.05m
5.69 g/t / 4.5m
2.5 g/t / 2m
PLE02-35
N.S.V.
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
0.75 g/t / 10.4m
1.45 g/t / 13.0m
1.49 g/t / 3m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
1.29 g/t / 6.0m
Pegmatite
PLE02-37
3.99 g/t / 1.0m
N.S.V.
PLE02-34
1.14 g/t / 5.0m
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0.42 g/t / 4.0m
0
25
50
Mètres / meters
N.S.V. Aucune valeur significative / No significant value
Résultat déjà publié / Previously released result
Nouveau résultat / New result
C Coupé / cut
NC Non coupé / uncut

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters**. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth		Length intersected [1] (m)	Assay (g Au/t)
		From (m)	To (m)		
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	7.4	4.4
30	LGS02-197 (L23+60E/1+25N)	**127.2** Including : **131.0**	**131.8** **131.8**	**4.6** **0.8**	**8.7** **63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

[1] Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length intersected (1)	g Au/t	% Cu
		From (m)	To (m)	(m)		
LGS02-195	ZONE 30	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	ZONE 30	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	ZONE 30	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl:				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	ZONE 32	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	ZONE 30	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu. Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.



Centrale La Grande 3
Centrale Robert Bourassa
Radisson
Réservoir Robert Bourassa
Vers Chisasibi
Route de la Baie James
Zone 32
Projet La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire de La Grande Sud
Matagami 544km
Localisation du projet
0 5 10 km
Réservoir Robert Bourassa
Roches plutoniques (Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud (Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Tonalite La Grande Sud
Zone 30
Route trans-Taïga
Zone 32
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
-200m
LGS02-198
4.4/7.4m
-400m
LGS98-158
3.2/5.0m
Ressources minérales inférées avec teneur de coupure minimum de 1g/t Au (comm. Presse du 11 mars 1999)
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32

Cambior Inc / Mines d'Or Virginia Inc..

Press Release
November 6, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

➢ POSTE LEMOYNE: CONFIRMATION AT DEPTH OF THE ORFEE ZONE

➢ LA GRANDE SUD: EXTENSION OF ZONES 32 AND 30

POSTE LEMOYNE

Virginia Gold Mines ("**Virginia**") and its partner **TGW Corporation** ("**TGW**") wish to announce the initial results of the current drilling programme in progress on the **Poste Lemoyne** property (50-50 partnership), situated in the James Bay region of the province of Quebec. The two objectives of this campaign were to explore the extensions of the **Orfée zone** and to test several geophysical anomalies alongside the same structural corridor that hosts the Orfée zone..

During the course of this campaign seven holes (PL02-31 to PL02-37) totalling 1376 meters have tested the Orfée zone over 300 metres laterally and up to a vertical depth of 200 metres (see longitudinal section and following table).

Hole	Location	Azimuth	Inclination	Length (m)
PL02-31	2800E/N	N190°	50	280.3
PL02-32	2750E/N	N190°	50	241.0
PL02-33	2700E/N	N190°	50	155.0
PL02-34	2650E/N	N190°	50	160.0
PL02-35	2950E/N	N190°	45	115.0
PL02-36	2850E/N	N190°	50	273.0
PL02-37	2800E/N	N190°	50	152.0

Drilling has shown the good continuity of the Orfée zone to the west and at depth, in particular hole PL02-31 that confirms **the extension of the high grade zone to a depth of more than 200 metres**. Several grains of visible gold are reported in hole PL02-31. The Orfée zone is less continuous to the east where it is cut by several pegmatites. The drill results are reported in the following table:

Hole	From	To	Length (m)	Au (g/t)
PL02-31	220.50	233.50	**13.0**	**14.13 (uncut)** **9.56 (cut)**
PL02-32	215.65	222.00	6.35	0.76
PL02-33	143,00	144.70	**1.7**	**21.11**
PL02-34	98.00	103.00	5.0	1.14
PL02-35	-	-	-	No significant value
PL02-36	206.00	210.00	4,0	0,42
PL02-37	85.00	86.00	1.0	3.99

All samples have been analyzed by X-RAL Laboratory of Rouyn-Noranda to determine gold grades by fire assay and gravimetric finishing.

In the light of these new developments, **Virginia** and **TGW** have decided to increase the drilling budget to allow for an aggressive follow-up of these results.

Work will be completed by the staff of Services Techniques Geonordic Inc., under the supervision of Paul Archer, Vice-President exploration and Q.P. (Qualified Person) of Virginia, which he joined in 1996.

PROJET POSTE LEMOYNE PROJECT

SECTION LONGITUDINALE ZONE ORFÉE / ORFÉE ZONE LONGITUDINAL VIEW

Vue vers le nord / Looking north



N 280°
N 100°
Tranchée / Trench
11.53 g/t / 3m
L 27
9.90 g/t / 3m
13.69 g/t / 2m
21.50 g/t / 5m
23.00 g/t / 5m
12.80 g/t / 9m
6.60 g/t / 8m
L 28
L 29
Surface
50m
100m
150m
200m
2.8 g/t / 7.2m
(incl. 7.69 g/t / 2m)
6.14 g/t / 5m
0.94 g/t / 8.05m
5.69 g/t / 4.5m
2.5 g/t / 2m
34.79 g/t / 9.0m (NC)
21.29 g/t / 9.0m (C)
0.75 g/t / 10.4m
1.45 g/t / 13.0m
1.49 g/t / 3m
1.29 g/t / 6.0m
9.44 g/t / 11.0m and
21.43 g/t / 4.5m (NC)
10.34 g/t / 4.5m (C)
Pegmatite
Pegmatite
PLE02-35
N.S.V.
PLE02-37
3.99 g/t / 1.0m
PLE02-34
1.14 g/t / 5.0m
N.S.V.
9.00 g/t / 1.55m
43.09 g/t / 11.65m (NC)
12.83 g/t / 11.65m (C)
PLE02-33
21.11 g/t / 1.7m
6.29 g/t / 2m
N.S.V.
10.80 g/t / 3.7m (NC)
9.53 g/t / 3.7m (C)
1.90 g/t / 1.6m
PLE02-32
0.76 g/t / 6.35m
PLE02-31
14.13 g/t / 13m (NC)
9.56 g/t / 13m (C)
PLE02-36
0.42 g/t / 4.0m
Facteur métal / metal factor
100 (g/t x m)
20 (g/t x m)
0
25
50
Mètres / meters
.S.V. Aucune valeur significative / No significant value
Résultat déjà publié / Previously released result
Nouveau résultat / New result
C Coupé / cut
NC Non coupé / uncut

LA GRANDE SUD

Cambior Inc. and **Virginia Gold Mines Inc.**, partners on the La Grande Sud property located in the James Bay area of Quebec, are pleased to announce the most recent drilling results completed on the property. These results follow the diamond drilling program carried out in August and September 2002 and comprised of 10 drillholes for a total of 2,520 meters. The objective of the program was to test various geophysical anomalies located on the property and investigate the extensions of Zones 32 and 30.

Three holes testing the extensions of Zones 32 and 30 returned interesting results. Drillhole LGS02-198, located approximately 200 meters to the east of the end of Zone 32 (Inferred mineral resources of 4.2 million tonnes @ 2.1 g Au/t and 0.2% Cu as revealed in a press release issued by **Virginia** on March 11, 1999), targeted the extension of the Zone 32 at depth. The drillhole intersected an interval containing **4.4 g/t Au over 7.4 meters** and showed the continuation of the gold bearing system, which remains open laterally to the east and at depth. The gold bearing interval is located in the host tonalite of Zone 32, within an altered zone of silica or albite. The gold bearing zone is characterized by approximately 5% minor veins of quartz-chalcopyrite and pyrite-chalcopyrite veinlets.

The northern extension of Zone 30, identified by work in 2001, was tested by drillhole LGS02-197, which intercepted a slightly silicified interval of disseminated pyrite and chalcopyrite. The intersection returned **8.7 g/t Au over 4.6 meters** (grade cut at 34.29 g Au/t) and included an assay of 63.2 g Au/t over 80 cm corresponding to a vein of 24 cm in thickness containing visible gold. Drillhole LGS02-203 targeted Zone 30 to the south of drillhole LGS02-197 and obtained an interval of **3.2 g/t Au over 3.2 meters**. Despite weak sulphide mineralization, Zone 30 is evenly sub-economic and defines a general north-south mineralized envelope. Its relationship to gold-bearing Zone 32 is poorly defined.

The highlights of the program appear below. The complete results of the drilling program, as well as a map of the drillhole locations, is attached to this press release.

Zone	Hole	Depth From (m)	Depth To (m)	Length intersected [1] (m)	Assay (g Au/t)
32	LGS02-198 L16+40E/5+08S)	**566.0**	**573.4**	**7.4**	**4.4**
30	LGS02-197 (L23+60E/1+25N)	**127.2**	**131.8**	**4.6**	**8.7**
		Including : 131.0	**131.8**	**0.8**	**63.2**
30	LGS02-203 (L23+70E/0+70N)	**125.3**	**128.5**	**3.2**	**3.2**

[1] Drilling intersected the zones at steep angles which represents nearly the true thickness.

The assay samples came from core halves varying in length from 0.5 to 1.5 meter. They were sent for assaying at Techni-Lab S.G.B. Abitibi Inc. laboratory of Ste-Germaine Boulé. The samples were assayed by fire-assay followed by atomic absorption or gravimetry. Repeats on the coarse rejects were carried out on all mineralized intersections of interest and on the majority of the samples containing 1 g Au/t or more. These repeats were checked by a second laboratory, Intertek Testing Services of Val d'Or, and corroborated the results.

New Drilling Program

A new drilling program of 1,500 to 2,000 meters will be undertaken during the fourth quarter of 2002 mainly in order to test the gold bearing corridor of Zone 32 towards the east and the north-east sector of Zone 30, in the east extension of the Pari showing. The total exploration budget for 2002 will total approximately Cdn $ 450,000. **Cambior** is the project manager.

The follow-up for the June drilling program was carried out by Yan Ducharme, Geologist, M.Sc. and Harold Brisson, Engineer, Ph.D., both employees of **Cambior**, under the supervision of Marie-France Bugnon, Geologist, M.Sc., Director of Exploration-Canada. Mrs. Bugnon is a qualified person as defined by National Instrument 43-101, who has been employed by **Cambior** for more than 6 years and has more than 20 years of exploration experience.

On June 1, 1999, **Cambior** and **Virginia** concluded a joint-venture option agreement whereby **Cambior** can acquire an undivided interest of 50% in the La Grande Sud by incurring exploration expenditures of Cdn $5.5 million over an 8 year period terminating June 1, 2007.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. **Cambior's** shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". **Cambior's** warrants, "CBJ.WT" and "CBJ.WT.B", trade on the TSX.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail : mines@virginia.qc.ca
Website: www.virginia.qc.ca

Annexe 1

CAMBIOR INC. - VIRGINIA GOLD MINES INC.
DRILL RESULTS - AUGUST AND SEPTEMBER 2002
LA GRANDE SUD PROPERTY

Hole #	SECTOR	Depth		Length intersected (1)	g Au/t	% Cu
		From (m)	To (m)	(m)		
LGS02-195	**ZONE 30**	179,40	180,10	0,70	2,3	0,37
		200,70	201,60	0,90	1,9	0,33
LGS02-196	**ZONE 30**	107,10	108,40	1,30	2,7	
		132,00	133,50	1,50	1,3	
		184,40	185,10	**0,70**	**4,9**	
		230,00	234,00	4,00	1,3	
LGS02-197	**ZONE 30**	127,20	131,80	**4,60**	**8,7**	
				(capped at 34.29 g/t Au)		
		Incl.				
		131,00	131,80	**0,80**	**63,2**	
		135,50	136,00	0,50	2,2	0,12
LGS02-198	**ZONE 32**	12,60	13,10	**0,50**	**11,4**	
		88,30	88,80	0,50	2,4	
		413,90	416,90	3,00	3,1	
		553,70	554,40	0,70	2,4	0,24
		563,60	564,20	0,60	1,5	0,16
		566,00	573,40	**7,40**	**4,4**	**0,21**
		573,90	575,40	1,50	1,1	0,25
LGS02-203	**ZONE 30**	125,30	128,50	**3,20**	**3,2**	
		141,80	142,30	0,50	4,0	
		143,50	144,00	0,50	1,7	
		151,00	152,50	1,50	2,3	
		155,00	155,60	0,60	3,3	

Notes :

Drill holes LGS02-199, LGS02-200, LGS02-201, LGS02-202 and LGS02-204 did not return any results above 1 g/t Au or 0.1% Cu. Drilling intersected the zones at steep angles which represents nearly the true thickness.

None the geophysical anomalies tested returned significant results.


N
W
E
S
Radisson
Centrale
Robert Bourassa
Réservoir Robert Bourassa
Centrale
La Grande 3
Vers Chisasibi
Route de la Baie James
Zone 32
Projet
La Grande Sud
Route trans-Taïga
Ceinture volcano-sédimentaire
de La Grande Sud
Matagami
544km
Localisation du projet
0 5 10 km
Réservoir Robert Bourassa
Roches plutoniques
(Intrusions de Duncan)
Ceinture volcano-sédimentaire de La Grande Sud
(Groupe de Yasinski)
Indice Pari
Indice Ugo
Indice Brèche
Indice Mico-Milan
Tonalite
La Grande Sud
Zone 30
Route trans-Taïga
Zone 32
Projet La Grande Sud
Géologie locale
0 0.5 1.0 km
Zone 32
4.2 Mt @ 2.1 g/t Au et 0.2% Cu
(285 000 oz. Au)
LGS02-198
4.4/7.4m
-200m
-400m
Ressources minérales inférées
avec teneur de coupure
minimum de 1g/t Au
(comm. Presse du 11 mars 1999)
LGS98-158
3.2/5.0m
Projet La Grande Sud
Section longitudinale Vue vers le nord
Zone 32
800E
1000E
1200E
1400E
0 50 100 m

Cambior Inc / Mines d'Or Virginia Inc..

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

82-4176

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

...2

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

...2

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

...2

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

...2

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

...2

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 30, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

UPDATE ON MEGATEM STRATEGIC ALLIANCE

Virginia Gold Mines Inc. ("**Virginia**") and partners **Noranda Inc. and Novicourt Inc.** ("**Noranda/Novicourt**") are pleased to give an update on the MegaTEM Strategic Alliance. Following the signature of three agreements (see press releases of June 2001, December 2001 and August 2002) Virginia and its partners have completed 10 airborne surveys using the unique MegaTEM technology. To date a surface area of approximately 9 063 km^2 has been flown in different regions of Quebec for a total cost of around CAD$5 million.

MegaTEM Technology – a reminder

MegaTEM is a technology developed by **Fugro Airborne Surveys**, the largest supplier of airborne geophysical services worldwide, with the support of **Noranda**. The system employs electromagnetic airborne surveillance technology that allows the detection of massive-sulphide-type and was used by **Noranda** in the discovery of the Persévérance deposit near Matagami, Quebec, in the summer of 2000.

Acquisition of 30 new properties

Thirty new properties have been recently acquired by the partners and staking activities are still ongoing. Since the project started approximately 300 MegaTEM anomalies have been acquired. Many of them were not detected by previous airborne systems. Note that each anomaly is evaluated according to its geophysical signature, the associated geological setting, and the presence or lack thereof of nearby mineralization or alteration. The selected anomalies are then classified by priority to guide the subsequent ground follow-up, which includes geophysics, prospecting, and drilling.

Significant drill program and technical successes

Numerous MegaTEM anomalies have been chosen to be drill tested. **Virginia**, **Novicourt** and **Noranda** intend to gradually test many of these MegaTEM anomalies within the next 18 months. Drilling started in September on anomalies selected from surveys 1 and 2 and encouraging technical successes prove again the technological advance and efficiency of the MegaTEM system in the detection of massive sulphide bodies that could not be detected by previous technologies. For instance, within the first MegaTEM anomalies that have been drill tested, a large proportion has returned semi-massive sulphide intersections of up to 20 metres thick. The majority of these sulphide intersections were barren to weakly anomalous. However in one specific MegaTEM anomaly, a 20-metre-wide mineralized stringer zone has returned small base-metal intersections such as 0.64% Cu, 1.02% Zn, 13.8 g/t Ag over 2.3 metres; 0.34% Cu, 4.29% Zn, 8.3 g/t Ag over 0.85 metre; and 0.94% Cu and 1.79% Zn over 0.8 metre within a package of altered felsic volcanics. Additional work is scheduled to further evaluate this prospective geological setting.

...2

Au cours des prochains mois, **Virginia**, **Novicourt** et **Noranda** ont l'intention de poursuivre sur une base continue les forages sur plusieurs cibles MegaTEM, connues pour leur haut potentiel en métaux de base.

Novicourt est sans dette et possédait un fonds de roulement de 56,3 millions $ au 30 septembre 2002. Elle se spécialise dans la recherche du cuivre. Ses principaux revenus proviennent de la vente de concentrés de cuivre et de zinc tirés de la mine Louvicourt près de Val d'Or, Québec. **Novicourt** détient un intérêt indivis de 45 % dans la mine Louvicourt.

Noranda est un chef de file international du secteur minier et métallurgique. La Société compte plus de 48 exploitations minières et métallurgiques ainsi que des projets de mise en valeur dans huit pays. **Noranda** est l'un des plus grands producteurs de zinc et de nickel au monde ainsi qu'un important producteur de cuivre, d'aluminium primaire et ouvré, de plomb, d'argent, d'or, d'acide sulfurique et de cobalt. **Noranda** est aussi un important recycleur de cuivre, de nickel et de métaux précieux secondaires. Elle emploie plus 16 000 persones et ses actions sont inscrites à la bourse de Toronto et à la bourse de New York (NRD).

Mines d'Or Virginia figure parmi les sociétés d'exploration minière les plus actives au Québec, avec un fonds de roulement de plus de **10 millions $**, sans dette et environ **29 millions d'actions** en circulation. Le titre de **Virginia** se transige à la Bourse de Toronto sous le symbole « VIA ». **Virginia** concentre ses activités d'exploration sur ses nombreuses propriétés couvrant de vastes territoires inexplorés du Nord du Québec.

Pour plus d'information :

André Gaumond, président
Paul Archer, v.p. exploration (personne qualifiée)
Amélie Laliberté, relations aux investisseurs
Tél. :(800) 476-1853 – (418) 694-9832
Télec. : (418) 694-9120
Courriel : mines@virginia.qc.ca
Web : www.virginia.qc.ca

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

82-4176

VIRGINIA

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

VIRGINIA

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

VIRGINIA

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

VIRGINIA

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

VIRGINIA

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

VIRGINIA

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
October 9, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt

VIRGINIA

→ AUCLAIR PROJECT – SIGNING OF A $2.25 MILLION AGREEMENT
→ TANTALIUM PROPERTIES – SALE OF 3 PROPERTIES

Auclair Project

Virginia Gold Mines Inc. ("Virginia") is pleased to announce the signing of an agreement with Kinross Gold Corporation ("Kinross") on the Auclair project located in the James Bay area of Quebec.

Under the terms of the agreement, Kinross has the option to acquire a 50% interest in the permits and claims covering the Auclair property in return for $2,250,000 in exploration expenditures and $75,000 in cash payments over the next five years.

Virginia will be the operator and a drilling program should commence in the very near future. Auclair is the host to a gold-bearing iron formation which is similar in many aspects to the mineralization found at the Musselwhite deposit in northwestern Ontario (10 million tonnes @ 6 g/t Au). The property covers a regional folded iron formation that covers a target area of approximately 150 square kilometres. Note that numerous significant gold showings, spread over more than 15 kilometres, have been discovered on the property. The most promising showings are Arianne (5.40 g/t Au / 7.4 m), Kog (5.17 g/t Au / 20 m – 8.34 g/t Au / 1.6 m), Golden Butterfly (5.7 g/t Au / 4 m – 3.16 g/t Au / 4 m), TB (8.4 g/t Au / 1.3 m) and Rock'n Hammer (1.01 g/t Au / 16 m).

The agreement is subject to the approval of the regulatory authorities.

Tantalum Properties

Virginia also announces that it has entered into an agreement with Osisko Exploration Ltd ("Osisko") to sell three tantalum properties located in Quebec. Osisko will purchase from Virginia a 100% interest in these properties by issuing 800,000 common shares of Osisko to Virginia. The transaction is subject to the approval of regulatory authorities and is conditional on Osisko's securing suitable funds to finance a first year exploration program on the properties.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with approximately **29 million shares** issued and outstanding, **$10 million in working capital** and no debt. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax :(418) 694-9120
E-mail : mines@virginia.qc.ca

Press Release
November 12, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	5,33	10,7	Bourdon showing
			incl. 7,3	6,8	
			or 10,27	4,7	
TR02-02	11+32W	00+12N	1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S			Bear corridor
R5			4,2	0,5	
TR02-22	16+35W	11+93S			Bear corridor
R1			1,24	5,8	
			incl. 2,25	3,6	
R2			1,78	8,7	
			incl. 3,03	4,5	
TR02-33	19+70W	09+30S			Bear corridor
R1			10,84	4,0	
			incl. 21,4	1,5	
R2			6,56	4,0	
TR02-34	19+82W	09+11S	2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S	2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S			Bear corridor
R2			6,43	2,5	
TR02-43	19+01W	06+10S			Bear corridor
R1			18,36	1,2	
R2			5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information: André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

<u>**ANNEXE 1**</u>

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. 7,7	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. 21,4	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*


Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice
Bourdon
Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
Trench in Bedrock /
Tranchée dans le Roc
Overburden Only /
Mort Terrain Seulement
TR02-06
TR02-04
N
TR02-10
TR02-05
TR02-11
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-42
Indice
Dead Mouse Extension
Showing
TR02-12
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-37
TR02-38
1.03 g/t Au over/sur 3.0 m.
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice
Dead Mouse
Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
TR02-26
Indice
Bear
Showing
TR02-17
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-18
TR02-19A
TR02-20
TR02-19B
TR02-25
TR02-21
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer
Bear
Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
TR02-23
2.4 g/t Au over/sur 1.4 m.
0
200

Press Release
November 12, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	5,33	10,7	Bourdon showing
			incl. 7,3	6,8	
			or 10,27	4,7	
TR02-02	11+32W	00+12N	1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S			Bear corridor
R5			4,2	0,5	
TR02-22	16+35W	11+93S			Bear corridor
R1			1,24	5,8	
			incl. 2,25	3,6	
R2			1,78	8,7	
			incl. 3,03	4,5	
TR02-33	19+70W	09+30S			Bear corridor
R1			10,84	4,0	
			incl. 21,4	1,5	
R2			6,56	4,0	
TR02-34	19+82W	09+11S	2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S	2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S			Bear corridor
R2			6,43	2,5	
TR02-43	19+01W	06+10S			Bear corridor
R1			18,36	1,2	
R2			5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

ANNEXE 1

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. 7,7	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. 21,4	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*



Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice
Bourdon
Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
Trench in Bedrock /
Tranchée dans le Roc
Overburden Only /
Mort Terrain Seulement
TR02-06
TR02-04
N
TR02-10
TR02-05
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-11
TR02-12
TR02-42
Indice
Dead Mouse Extension
Showing
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-37
TR02-38
1.03 g/t Au over/sur 3.0 m.
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice
Dead Mouse
Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
TR02-26
TR02-17
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
Indice
Bear
Showing
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-19A
TR02-18
TR02-20
TR02-19B
TR02-25
TR02-21
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer
Bear
Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
2001: 4.1 g/t Au over/sur 4.0 m.
TR02-23
2.4 g/t Au over/sur 1.4 m.
0
200
metres

Press Release
November 12, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

...2

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	5,33	10,7	Bourdon showing
			incl. 7,3	6,8	
			or 10,27	4,7	
TR02-02	11+32W	00+12N	1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S			Bear corridor
R5			4,2	0,5	
TR02-22	16+35W	11+93S			Bear corridor
R1			1,24	5,8	
			incl. 2,25	3,6	
R2			1,78	8,7	
			incl. 3,03	4,5	
TR02-33	19+70W	09+30S			Bear corridor
R1			10,84	4,0	
			incl. 21,4	1,5	
R2			6,56	4,0	
TR02-34	19+82W	09+11S	2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S	2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S			Bear corridor
R2			6,43	2,5	
TR02-43	19+01W	06+10S			Bear corridor
R1			18,36	1,2	
R2			5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

...3

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

ANNEXE 1

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. 7,7	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. 21,4	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*



Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice
Bourdon
Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
Trench in Bedrock /
Tranchée dans le Roc
Overburden Only /
Mort Terrain Seulement
TR02-06
TR02-04
N
TR02-10
TR02-05
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-11
TR02-12
TR02-42
Indice
Dead Mouse Extension
Showing
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-37
1.03 g/t Au over/sur 3.0 m.
TR02-38
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice
Dead Mouse
Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
TR02-26
Indice
Bear
Showing
TR02-17
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-18
TR02-19A
TR02-19B
TR02-20
TR02-21
TR02-25
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer
Bear
Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
2001: 4.1 g/t Au over/sur 4.0 m.
TR02-23
2.4 g/t Au over/sur 1.4 m.
0
200
metres

J .

Press Release
November 12, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

...2

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	5,33	10,7	Bourdon showing
			incl. 7,3	6,8	
			or 10,27	4,7	
TR02-02	11+32W	00+12N	1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S			Bear corridor
R5			4,2	0,5	
TR02-22	16+35W	11+93S			Bear corridor
R1			1,24	5,8	
			incl. 2,25	3,6	
R2			1,78	8,7	
			incl. 3,03	4,5	
TR02-33	19+70W	09+30S			Bear corridor
R1			10,84	4,0	
			incl. 21,4	1,5	
R2			6,56	4,0	
TR02-34	19+82W	09+11S	2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S	2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S			Bear corridor
R2			6,43	2,5	
TR02-43	19+01W	06+10S			Bear corridor
R1			18,36	1,2	
R2			5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

ANNEXE 1

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. 7,7	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. 21,4	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*



Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice
Bourdon
Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
Trench in Bedrock /
Tranchée dans le Roc
Overburden Only /
Mort Terrain Seulement
N
TR02-06
TR02-04
TR02-10
TR02-05
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-11
TR02-42
TR02-12
Indice
Dead Mouse Extension
Showing
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-37
1.03 g/t Au over/sur 3.0 m.
TR02-38
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice
Dead Mouse
Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
TR02-26
Indice
Bear
Showing
TR02-17
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-19A
TR02-18
TR02-20
TR02-19B
TR02-25
TR02-21
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer
Bear
Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
2001: 4.1 g/t Au over/sur 4.0 m.
TR02-23
2.4 g/t Au over/sur 1.4 m.
0
200
metres

Press Release
November 12, 2002

82-4176

VIRGINIA

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

...2

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	5,33	10,7	Bourdon showing
			incl. 7,3	6,8	
			or 10,27	4,7	
TR02-02	11+32W	00+12N	1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S			Bear corridor
R5			4,2	0,5	
TR02-22	16+35W	11+93S			Bear corridor
R1			1,24	5,8	
			incl. 2,25	3,6	
R2			1,78	8,7	
			incl. 3,03	4,5	
TR02-33	19+70W	09+30S			Bear corridor
R1			10,84	4,0	
			incl. 21,4	1,5	
R2			6,56	4,0	
TR02-34	19+82W	09+11S	2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S	2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S			Bear corridor
R2			6,43	2,5	
TR02-43	19+01W	06+10S			Bear corridor
R1			18,36	1,2	
R2			5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

ANNEXE 1

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. 7,7	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. 21,4	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*



Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice
Bourdon
Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
Trench in Bedrock /
Tranchée dans le Roc
Overburden Only /
Mort Terrain Seulement
TR02-06
TR02-04
N
TR02-10
TR02-05
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-11
TR02-12
TR02-42
Indice
Dead Mouse Extension
Showing
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-38
TR02-37
1.03 g/t Au over/sur 3.0 m.
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice
Dead Mouse
Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
TR02-26
Indice
Bear
Showing
TR02-17
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-18
TR02-19A
TR02-19B
TR02-20
TR02-21
TR02-25
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer
Bear
Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
2001: 4.1 g/t Au over/sur 4.0 m.
0
200
metres
TR02-23
2.4 g/t Au over/sur 1.4 m.

Press Release
November 12, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	5,33	10,7	Bourdon showing
			incl. 7,3	6,8	
			or 10,27	4,7	
TR02-02	11+32W	00+12N	1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S			Bear corridor
R5			4,2	0,5	
TR02-22	16+35W	11+93S			Bear corridor
R1			1,24	5,8	
			incl. 2,25	3,6	
R2			1,78	8,7	
			incl. 3,03	4,5	
TR02-33	19+70W	09+30S			Bear corridor
R1			10,84	4,0	
			incl. 21,4	1,5	
R2			6,56	4,0	
TR02-34	19+82W	09+11S	2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S	2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S			Bear corridor
R2			6,43	2,5	
TR02-43	19+01W	06+10S			Bear corridor
R1			18,36	1,2	
R2			5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

ANNEXE 1

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. ***7,7***	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. **21,4**	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*



Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice Bourdon Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
TR02-06
TR02-04
Trench in Bedrock / Tranchée dans le Roc
Overburden Only / Mort Terrain Seulement
N
TR02-10
TR02-05
TR02-11
TR02-12
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-42
Indice Dead Mouse Extension Showing
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-38
TR02-37
1.03 g/t Au over/sur 3.0 m.
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice Dead Mouse Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
TR02-26
Indice Bear Showing
TR02-17
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-19A
TR02-18
TR02-20
TR02-19B
TR02-21
TR02-25
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer Bear Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
2001: 4.1 g/t Au over/sur 4.0 m.
0
200
TR02-23
2.4 g/t Au over/sur 1.4 m.

Press Release
November 12, 2002

Highlights

Gayot Project

9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project

Zone 32

9.7 g/t Au / 11.25 m
4.1 g/t Au / 41 m
2.7 g/t Au / 57 m

Zone 30

2.1 g/t Au / 48 m

Zone Pari

69 g/t Au / 2 m
21 g/t Au / 2 m

Zone Veines

14.7 g/t Au / 4.0 m
19.6 g/t Au / 3.0 m
18.1 g/t Au / 6.5 m

Poste Lemoyne Project

9.44 g/t Au / 9 m
21.57 g/t Au / 5 m
12.80 g/t Au / 9 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project

0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines

TSE-VIA
The most active exploration company in Quebec

Prospector of the Year 1996

Working Capital

Over $10,000,000 $ -- no debt

Major Partners

BHP Billiton
SOQUEM
Placer Dome
Cambior
Noranda
Novicourt
Kinross Gold Corporation

VIRGINIA

EXTENSIVE GOLD MINERALIZATION OUTLINED BY TRENCHING ON NOELLA PROPERTY

Virginia Gold Mines ("**Virginia**") wishes to announce the results of the summer 2002 programme conducted on its 100% owned **Noella** property situated in the **Caniapiscau** area of the James Bay territory, Province of Quebec. **Cambior Inc** retains a 1% NSR royalty on the property, of which half (0.5% NSR) can be bought back at any time by **Virginia** for $ 500,000 CAD. The summer 2002 programme consisted of mechanical trenching with a backhoe, detailed mapping and sampling. The main objective was to test the surface extension of gold mineralization discovered in 2000-2001 (see January 21, 2002 press release) and to have a better understanding of its geological and structural controls. In total, 43 trenches have been dug during summer 2002 to test several gold showings and their lateral extensions, and various geophysical (IP) conductors. This programme has outlined within the **Bear** Iron Formation a very prospective auriferous corridor that can be traced for more than 1.2 kilometres. The programme has also allowed the discovery of another significant gold-mineralized zone in a new area (**Bourdon**).

The **Bear** Iron Formation, in the west part of the **Noella** grid, is a 4 to 6 metre thick unit composed mainly of magnetite-chert and affected by a kilometre-scale open fold structure plunging to the east. Systematic trenching and sampling along that fold structure has demonstrated that the **Bear** Iron Formation **is highly anomalous in gold over a strike length of more than 1.2 km**. Gold is associated with pyrrhotite-arsenopyrite-hornblende-grunerite alteration zones often forming haloes around a network of deformed, boudined, centimetre to meter-scale quartz veins. Surface channel sampling has returned **near-economic to economic gold values** in several trenches along this very promising 1.2 km long auriferous trend which remains open at both extremities. The **Bear showing** area in particular, close to the fold hinge, is a 100 metre long mineralized panel that has returned gold values including **4.1 g/t Au over 4.0 m, 4.1 g/t Au over 5.4 m, 5.4 g/t Au over 4.9 m, 7.7 g/t Au over 3.2 m in 2001 and 10.84 g/t Au over 4.0 m, 6.56 g/t Au over 4.0 m, 2.87 g/t Au over 6.0 m, and 2.4 g/t Au over 5.0 m in 2002.** Other very interesting results obtained elsewhere along the auriferous trend include **3.03 g/t Au over 4.5 m** in TR02-22, **5.9 g/t Au over 3.8 m and 6.43 g/t Au over 2.5 m** in TR02-42 and **18.36 g/t Au over 1.2 m** in TR02-43.

Another promising target is the **Bourdon** showing area located in the north-eastern portion of the **Noella** grid, more than 1 km away from the **Bear** area. Trenches TR02-01 and TR02-02 located 25 metres apart have exposed a more than 10 m thick laminated chert-silicate (hornblende-grunerite)-graphite Iron Formation unit that could represent a lateral facies variation of the **Bear** Iron Formation. Mineralization consists of sulfides (mainly Po) veinlets and injections developed within and locally brecciating the chert-silicate-graphite Iron Formation. Channel sampling has returned **5.33 g/t Au over 10.7 m (including 7.3 g/t Au over 6.8 m or 10.27 g/t Au over 4.7 m)** in TR02-01 and **1.02 g/t Au over 16.9 m** in TR02-02. The **Bourdon** mineralization is open in all directions.

...2

The highlights of the programme appear below. The complete results of the trenching programme and a map showing trench locations are attached to this press release.

TRENCH	LINE	STATION	Au (g/t)		LENGTH(m)	ZONE
TR02-01	11+05W	00+17N		5,33	10,7	Bourdon showing
			incl.	7,3	6,8	
			or	10,27	4,7	
TR02-02	11+32W	00+12N		1,02	16,9	Bourdon showing
TR02-15c	19+30W	09+80S				Bear corridor
R5				4,2	0,5	
TR02-22	16+35W	11+93S				Bear corridor
R1				1,24	5,8	
			incl.	2,25	3,6	
R2				1,78	8,7	
			incl.	3,03	4,5	
TR02-33	19+70W	09+30S				Bear corridor
R1				10,84	4,0	
			incl.	21,4	1,5	
R2				6,56	4,0	
TR02-34	19+82W	09+11S		2,87	6,0	Bear corridor
TR02-35	20+00W	09+00S		2.4	5.0	Bear corridor
TR02-42	19+32W	06+20S				Bear corridor
R2				6,43	2,5	
TR02-43	19+01W	06+10S				Bear corridor
R1				18,36	1,2	
R2				5,84	1,2	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*

Trenching has also further exposed the mineralization of the **Dead Mouse** showing. The host rock is a 10-20-metre thick magnetite-chert unit similar to the **Bear** Iron Formation but that represents a different stratigraphic unit. Mineralization at **Dead Mouse** is similar in style but much weaker than in the **Bear** area, and accordingly it has returned lower gold values.

Trenching over geophysical targets along the interpreted extensions of the **Bear**, **Bourdon** and **Dead Mouse** iron formations was often hampered by thick overburden and as a consequence several interesting IP conductors still remain unexplained on the **Noella** grid.

The summer 2002 programme has generated very encouraging results over 2 prospective areas located more than 1 km away and has confirmed the very good potential of the **Noella** property. Virginia intends to aggressively pursue these results and is currently preparing an exploration programme for 2003.

The program was carried out by the employees of **Virginia**, under the supervision of Paul Archer, V.P. Exploration. Mr. Archer is a qualified person, as defined by National Instrument 43-101, who has been employed by Virginia since 1996 and has more than 20 years of exploration experience.

Virginia Gold Mines Inc. is amongst the most active mining exploration companies in Québec with working capital of over **$10 million**, no debt and approximately **29 million shares** outstanding. **Virginia**'s shares trade on the Toronto Stock Exchange under the symbol "**VIA**". **Virginia** concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Québec.

For additional information:

André Gaumond, President
Paul Archer, V.P. Exploration (Q.P.)
Michel Chapdelaine, Senior Supervising Geologist
Amélie Laliberté, Investor Relations
Tel.: (800) 476-1853 - (418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Website: www.virginia.qc.ca

ANNEXE 1

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-01	11+05W	00+17N	**5,33**	**10,7**	**Bourdon showing**
			incl. 7,3	**6,8**	
			or 10,27	**4,7**	
TR02-02	11+32W	00+12N	**1,02**	**16,9**	**Bourdon showing**
TR02-03	11+00W	00+32S	2,06	grab	**IP conductor**
TR02-04	10+00W	01+39S	Overburden only		**IP conductor**
TR02-05	11+00W	02+86S	Overburden only		**IP conductor**
TR02-06	11+00W	01+39S	Overburden only		**IP conductor**
TR02-07	13+00W	00+59S	Overburden only		**IP conductor**
TR02-08	13+00W	00+75S	Overburden only		**IP conductor**
TR02-09	13+00W	01+14S	Overburden only		**IP conductor**
TR02-10	13+00W	02+60S	Overburden only		**IP conductor**
TR02-11	14+00W	03+24S	Overburden only		**IP conductor**
TR02-12	14+00W	03+86S	Overburden only		**IP conductor**
TR02-13	14+00W	04+95S	No significant value		**IP conductor**
TR02-14	14+06W	05+65S	Overburden only		**IP conductor**
TR02-15a	19+00W	09+75S	No significant value		**Bear corridor**
TR02-15b	19+27W	10+00S	No significant value		**Bear corridor**
TR02-15c	19+30W	09+80S			**Bear corridor**
R1			0,43	3,4	
R2			1,41	4,0	
R3			1,47	2,3	
R4			1,4	4,5	
R5			**4,2**	**0,5**	
			2001 results		
			4,1	***4,0***	
TR02-16	18+95W	10+21S			**Bear corridor**
R1			1,2	2,0	
R2			1,22	1,8	
TR02-17	18+75W	10+30S	Overburden only		**Bear corridor**
TR02-18	18+52W	10+64S	No significant value		**Bear corridor**
TR02-19a	18+00W	10+91S	No significant value		**Bear corridor**
TR02-19b	18+00W	11+07S	No significant value		**Bear corridor**
TR02-20	17+52W	11+25S	No significant value		**Bear corridor**
TR02-21	17+00W	11+50S	Overburden only		**Bear corridor**
TR02-22	16+35W	11+93S			**Bear corridor**
R1			**1,24**	**5,8**	
			incl. 2,25	**3,6**	
R2			**1,78**	**8,7**	
			incl. 3,03	**4,5**	

TRENCH	LINE	STATION	Au (g/t)	LENGTH(m)	ZONE
TR02-23	12+95W	13+15S	2,4	1,4	**Bear corridor**
TR02-24	11+36W	11+50S	No significant value		**IP conductor**
TR02-25	12+00W	11+09S	Overburden only		**IP conductor**
TR02-26	12+00W	09+64S	Overburden only		**IP conductor**
TR02-27	15+12W	09+15S	0,5	11,8	**Dead Mouse showing**
TR02-28	14+95W	09+26S	0,57	15,7	**Dead Mouse showing**
TR02-29	15+80W	08+71S	*2001 results*		**Dead Mouse showing**
R1			*3,7*	*2,5*	
R2			*1,96*	*3,4*	
TR02-30	15+36W	08+98S	1,78	1,0	**Dead Mouse showing**
TR02-31	16+21W	08+52S	No significant value		**Dead Mouse showing**
TR02-32	19+45W	09+60S	*2001 results*		**Bear corridor**
R1			***4,1***	***5,4***	
R2			***5,4***	***4,9***	
			incl. 7,7	***3,2***	
TR02-33	19+70W	09+30S			**Bear corridor**
R1			**10,84**	**4,0**	
			incl. 21,4	**1,5**	
R2			**6,56**	**4,0**	
TR02-34	19+82W	09+11S	**2,87**	**6,0**	**Bear corridor**
TR02-35	20+00W	09+00S	**2,4**	**5,0**	**Bear corridor**
TR02-36	20+11W	08+75S	Not sampled		**Bear corridor**
TR02-37	20+15W	08+48S	1,03	3,0	**Bear corridor**
TR02-38	20+11W	07+72S	Overburden only		**Bear corridor**
TR02-39	20+03W	07+47S	1,09	2,4	**Bear corridor**
TR02-40	19+71W	07+19S	1,34	3,4	**Bear corridor**
TR02-41	19+55W	06+48S	Not sampled		**Bear corridor**
TR02-42	19+32W	06+20S			**Bear corridor**
R1			1,55	2,0	
R2			**6,43**	**2,5**	
			2001 results		
			5,9	***3,8***	
TR02-43	19+01W	06+10S			**Bear corridor**
R1			**18,36**	**1,2**	
R2			**5,84**	**1,2**	

* *All samples have been analyzed by fire assay and gravimetric finishing at ALS Chemex Chimitec laboratory of Val d'Or.*


Caniapiscau - Noella
5.33 g/t Au over/sur 10.7 m.
Incl.: 2.4 g/t Au over 3.0 m.
and/et 7.3 g/t Au over/sur 6.8 m.
TR02-01
TR02-02
1.02 g/t Au over/sur 16.9 m.
Indice Bourdon Showing
TR02-07
TR02-08
TR02-09
TR02-03
2.06 g/t Au (grab)
TR02-06
TR02-04
Trench in Bedrock / Tranchée dans le Roc
Overburden Only / Mort Terrain Seulement
N
TR02-10
TR02-05
TR02-11
TR02-12
R1: 1.55 g/t Au over/sur 2.0 m.
R2: 6.43 g/t Au over/sur 2.5 m.
2001: 5.9 g/t Au over/sur 3.8 m.
TR02-42
Indice Dead Mouse Extension Showing
TR02-13
TR02-43
R1: 18.36 g/t Au over/sur 1.2 m.
R2: 5.84 g/t Au over/sur 1.2 m.
TR02-14
TR02-41
TR02-40
1.34 g/t Au over/sur 3.4 m.
TR02-39
1.09 g/t Au over/sur 2.4 m.
TR02-29
2001: 3.7 g/t Au over/sur 2.5 m.
2001: 1.96 g/t Au over/sur 3.4 m.
TR02-38
TR02-37
1.03 g/t Au over/sur 3.0 m.
TR02-30
1.78 g/t over/sur 1.0 m.
TR02-35
2.4 g/t Au over/sur 5.0 m.
TR02-31
Indice Dead Mouse Showing
TR02-34
2.87 g/t Au over/sur 6.0 m.
TR02-33
R1: 10.84 g/t Au over/sur 4.0 m.
incl.: 21.4 g/t Au over/sur 1.5 m.
R2: 6.56 g/t Au over/sur 4.0 m.
TR02-27
0.50 g/t Au over/sur 11.8 m.
2001: 5.1 g/t over/sur 2.0 m.
TR02-32
2001: 4.1 g/t Au over/sur 5.4 m.
2001: 5.4 g/t Au over/sur 4.9 m.
incl.: 7.7 g/t Au over/sur 3.2 m.
TR02-26
Indice Bear Showing
TR02-17
TR02-28
0.57 g/t Au over/sur 15.7 m.
TR02-18
TR02-19A
TR02-19B
TR02-20
TR02-21
TR02-25
TR02-22
R1: 1.24 g/t Au over/sur 5.8 m.
incl.: 2.25 g/t Au over/sur 3.6 m.
R2: 1.78 g/t Au over/sur 8.7 m.
incl.: 3.03 g/t Au over /sur 4.5 m.
TR01-24
TR02-16
1.20 g/t Au over/sur 2.0 m.
Formation de fer Bear Iron Formation
TR02-15
R1: 0.43g/t over/sur 3.4 m.
R2: 1.41 g/t over /sur 4.0 m.
R3: 1.47 g/t Au over/sur 2.3 m.
R4: 1.4 g/t Au over/sur 4.5 m.
R5: 4.2 g/t Au over/sur 0.5 m.
2001: 4.1 g/t Au over/sur 4.0 m.
TR02-23
2.4 g/t Au over/sur 1.4 m.
0
200
metres